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Exhibit 12.01

Statement Regarding Computation of Ratios (in thousands, except ratios)

	Fiscal Year Ended March 31,					Quarter Ended June 30,
	1998	1999	2000	2001	2002	2002
Fixed charges:
Interest expense, including amortization of debt expense	$12,402	$12,103	$11,577	$11,852	$13,387	$5,174
Portion of rent deemed to be interest	2,200	1,233	433	1,033	1,000	228

Total fixed charges	$14,602	$13,336	$12,010	$12,885	$14,387	$5,402

Earnings (loss):
Income (loss) from continuing operations before income taxes	$236,412	$11,893	$237,356	$114,794	$(189,160)	$5,210
Fixed charges per above	14,602	13,336	12,010	12,885	14,387	5,402

Total earnings (loss)	$251,014	$25,229	$249,366	$127,679	$(174,773)	$10,612

Ratio of earnings to fixed charges	17.19x	1.89x	20.76x	9.91x	—	1.96x
Deficiency of earnings available to cover fixed charges	$—	$—	$—	$—	$189,160	$—

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Statement Regarding Computation of Ratios (in thousands, except ratios)